SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K/A

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2023

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 001-31220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

EXPLANATORY NOTE

The following information supplements and amends the Form 11-K for the year ended December 31, 2023 of Community Trust Bancorp, Inc. Savings Plan originally filed with the Securities and Exchange Commission (“SEC”) on June 27, 2024.

This Amendment No. 1 to the Form 11-K is being filed in order to correct and supplement Exhibit 23.1 as originally filed with the SEC on June 27, 2024, to reflect an incorrect date referenced to the Report of Independent Registered Public Accounting Firm in the Consent of Independent Registered Public Accounting Firm. No other changes have been made to the Form 11-K.

CHANGE TO EXHIBIT 23.1

The Exhibit 23.1 Consent of the Independent Registered Public Accounting Firm of the Form 11-K is amended in its entirety as follows:

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement on Form S-8 (Registration No. 333-208053) of Community Trust Bancorp, Inc. of our report dated June 27, 2024, relating to the financial statements and supplemental schedule of the Community Trust Bancorp, Inc. Savings Plan, which appear in this Annual Report on Form 11-K of the Community Trust Bancorp, Inc. Savings Plan for the year ended December 31, 2023.
/s/ Forvis Mazars, LLP
Louisville, Kentucky
June 27, 2024